--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


                     Annual Report Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934


                     For the fiscal year ended June 30, 1998
                          Commission file number 1-9947


             TRC COMPANIES, INC. 401(k) RETIREMENT AND SAVINGS PLAN
                            (Full title of the plan)


                               TRC COMPANIES, INC.
            (Name of issuer of securities held pursuant to the plan)


                              5 Waterside Crossing
                           Windsor, Connecticut 06095
                    (Address of principal executive offices)


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

             TRC COMPANIES, INC. 401(k) RETIREMENT AND SAVINGS PLAN

                                TABLE OF CONTENTS



                                                                                                          PAGE
                                                                                                          ----


FINANCIAL STATEMENTS:
     Report of Independent Accountants ..............................................................     3

     Statement of Net Assets Available for Benefits at
       June 30, 1998 and 1997 .......................................................................     4

     Statement of Changes in Net Assets Available for Benefits for the
       Years Ended June 30, 1998 and 1997 ...........................................................     5

     Notes to Financial Statements ..................................................................     6


ADDITIONAL INFORMATION: *

     Schedule of Assets Held for Investment Purposes at
       June 30, 1998 (Schedule I) ...................................................................    11

     Schedule of Reportable Transactions for the Year Ended
       June 30, 1998 (Schedule II) ..................................................................    12

     Consent of Independent Accountants .............................................................    13

     Signature ......................................................................................    14


---------------
* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants


To the Participants and Administrators
of the TRC Companies, Inc. 401(k) Retirement and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the TRC Companies, Inc. 401(k) Retirement and Savings Plan (the "Plan") at June 30, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP


Hartford, Connecticut
December 19, 1998

             TRC COMPANIES, INC. 401(k) RETIREMENT AND SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS




                                                               June 30,
                                                      -------------------------
                                                          1998          1997
                                                      -----------   -----------
Investments, at fair value:

         Shares of registered investment
           companies (mutual funds) offered
           by Merrill Lynch Trust Company,
           as Trustee:

               Money Market Fund                      $ 1,038,954   $   918,537
               International Equity Fund                1,629,104     1,632,468
               Asset Allocation Fund                    3,443,755     2,727,795
               Growth Stock Fund                        3,841,437     3,322,620
               S&P 500 Stock Fund                       6,484,891     4,805,809
               U.S. Treasury Allocation Fund              933,972       875,287
                                                      -----------   -----------
                                                       17,372,113    14,282,516
         TRC Stock Fund                                 1,445,317     1,216,646
         Employee Loan Fund                               481,779       485,927
                                                      -----------   -----------
Net assets available for benefits                     $19,299,209   $15,985,089
                                                      -----------   -----------
                                                      -----------   -----------



   The accompanying notes are an integral part of these financial statements.

             TRC COMPANIES, INC. 401(k) RETIREMENT AND SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                              Year Ended June 30,
                                                           -------------------------
                                                               1998          1997
                                                           -----------   -----------
Additions to net assets:
   Contributions:
       Employees                                           $ 1,293,080   $ 1,298,420
       Employer match                                          444,681       459,028
       Rollovers                                               110,292        89,058
                                                           -----------   -----------
                                 `                           1,848,053     1,846,506
                                                           -----------   -----------
   Investment income:
       Net realized and unrealized appreciation in
         market value of investments                         2,302,626       775,945
       Interest and dividend income                            960,278       581,248
                                                           -----------   -----------
                                                             3,262,904     1,357,193
                                                           -----------   -----------
   Total additions                                           5,110,957     3,203,699
                                                           -----------   -----------
Deductions from net assets:
   Benefits paid to participants                             1,791,842     1,562,885
   Administrative fees and expenses                              4,995         4,950
                                                           -----------   -----------
                                                             1,796,837     1,567,835
                                                           -----------   -----------
Net increase during year                                     3,314,120     1,635,864

Net assets at beginning of year                             15,985,089    14,349,225
                                                           -----------   -----------
Net assets at end of year                                  $19,299,209   $15,985,089
                                                           -----------   -----------
                                                           -----------   -----------



    The accompanying notes are an integral part of these financial statements

             TRC COMPANIES, INC. 401(k) RETIREMENT AND SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


NOTE 1--DESCRIPTION OF THE PLAN

The following description of the TRC Companies, Inc. (the "Company") 401(k) Retirement and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of the Company and its subsidiaries who have attained 18 years of age and completed 90 days of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions

Generally, participants may contribute up to 15% of their base salary subject to certain limitations established by government regulations. Participants may also contribute amounts representing distributions from other qualified plans. On the first 6% of base salary contributed, the Company may provide a matching contribution. The amount of the matching contribution is determined annually by the Compensation Committee of the Company's Board of Directors based upon operating performance. For the years ended June 30, 1998 and 1997, the Company's matching contributions were equal to $.50 for each $1.00 contributed by the participants. During the year ended June 30, 1997, the Plan was amended to allow participants to direct employer matching contributions among investment options.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution, allocations of forfeitures of terminated participants' nonvested accounts and Plan earnings. Allocations are based upon participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contributions and actual earnings thereon is based upon years of continuous service. A participant is fully vested after four years of credited service.

Investment Options

Upon enrollment in the Plan, participants may direct contributions into mutual funds offered by Merrill Lynch Trust Company or into the TRC Stock Fund. Participants may change their investment options at any time.

Payment of Benefits

If a participant's employment terminates before their account balances become fully vested, the nonvested portion of their account is forfeited and proportionately redistributed annually to remaining Plan participants. For the years ended June 30, 1998 and 1997, forfeitures of $68,688 and $59,462, respectfully, were redistributed. In the event of death or permanent disability, the participant or beneficiary becomes fully vested in their account balances.

Because of the tax deferred status of the Plan, participants generally may not withdraw, without incurring additional taxes and penalties, amounts from the Plan until retirement, death, permanent disability or termination of employment if such occurs prior to age 59 1/2. All distributions from the Plan are made in a lump sum.

Loans and Other In-Service Withdrawals

A participant may obtain a loan from the Plan. The amount of any loan is limited by government regulations to a portion of the participant's vested account balance. A participant may qualify for an in-service withdrawal. Such withdrawals are limited to a portion of their vested account balance and are generally subject to taxes and penalties.

NOTE 2--SUMMARY OF ACCOUNTING POLICIES

The significant accounting and reporting policies followed by the Plan are summarized as follows:

Method of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investments

Investments of the Plan are stated at fair value, primarily by reference to published market data. Employee loans are stated at cost which approximates fair value.

Payment of Benefits

Benefits to participants are recorded when paid.

Administrative Expenses

Generally, all fees and expenses related to the administration of the Plan are paid by the Company or its subsidiaries. Participants with loans from the Plan are charged a monthly loan administrative fee.

NOTE 3--TAX STATUS OF THE PLAN

The Internal Revenue Service has determined and informed the Company by letter dated October 1, 1997 that the Plan, as amended, is designed in accordance with applicable sections of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

NOTE 4--PLAN TERMINATION

Although it has not expressed any interest to do so, the Company has the right to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

NOTE 5--INVESTMENTS COMPRISING 5% OR MORE OF PLAN ASSETS

Plan investments that represent 5% or more of the Plan's assets at June 30, 1998 and 1997 are as follows:


                                           1998           1997
                                       -----------    -----------
    Money Market Fund                  $ 1,038,954    $   918,537
    International Equity Fund            1,629,104      1,632,468
    Asset Allocation Fund                3,443,755      2,727,795
    Growth Stock Fund                    3,841,437      3,322,620
    S&P 500 Stock Fund                   6,484,891      4,805,809
    U.S. Treasury Allocation Fund          933,972        875,287
    TRC Stock Fund                       1,445,317      1,216,646
                                       -----------    -----------
                                       $18,817,430    $15,499,162
                                       -----------    -----------
                                       -----------    -----------


NOTE 6--NET ASSETS AVAILABLE FOR BENEFITS

The net assets available for benefits applicable to each investment fund at June 30, 1998 and the changes in net assets for the year then ended are as follows:




                                             Money      International      Asset         Growth
                                            Market          Equity      Allocation       Stock
                                             Fund            Fund          Fund           Fund
                                          ----------    -------------   -----------    ----------
Net assets available for benefits at
  June 30, 1997                           $  918,537    $   1,632,468   $ 2,727,795    $3,322,620
Contributions:
  Employees                                   75,600          150,338       196,937       360,476
  Employer match                                  --               --            --            --
  Rollovers                                    4,964           24,785        13,131        39,105
Net realized and unrealized
  appreciation (depreciation) in
  market value of investments                     --           82,610       405,639       392,259
Interest and dividend income                  53,145               --       348,474       264,682
Benefits paid to participants               (487,034)        (146,179)     (250,203)     (412,418)
Administrative fees and expenses                (673)            (430)         (885)       (1,096)
Transfers (to) from other funds              474,415         (114,488)        2,867      (124,191)
                                          ----------    -------------    ----------    ----------
Net assets available for benefits at
  June 30, 1998                           $1,038,954    $   1,629,104    $3,443,755    $3,841,437
                                          ----------    -------------    ----------    ----------
                                          ----------    -------------    ----------    ----------




                                                           U.S.
                                            S&P 500      Treasury         TRC       Employee
                                             Stock      Allocation       Stock        Loan
                                             Fund          Fund          Fund         Fund         Total
                                          ----------    ----------    ----------    --------    -----------
Net assets available for benefits at
  June 30, 1997                           $4,805,809    $  875,287    $1,216,646    $485,927    $15,985,089
Contributions:
  Employees                                  416,005        63,473        30,251          --      1,293,080
  Employer match                                  --            --       444,681          --        444,681
  Rollovers                                   26,643         1,332           332          --        110,292
Net realized and unrealized
  appreciation (depreciation) in
  market value of investments              1,275,023        15,834       131,261          --      2,302,626
Interest and dividend income                 194,991        52,790            --      46,196        960,278
Benefits paid to participants               (306,808)      (65,883)      (87,483)    (35,834)    (1,791,842)
Administrative fees and expenses              (1,557)         (215)         (139)         --         (4,995)
Transfers (to) from other funds               74,785        (8,646)     (290,232)    (14,510)            --
                                          ----------    ----------    ----------    --------    -----------
Net assets available for benefits at
  June 30, 1998                           $6,484,891    $  933,972    $1,445,317    $481,779    $19,299,209
                                          ----------    ----------    ----------    --------    -----------
                                          ----------    ----------    ----------    --------    -----------



The net assets available for benefits applicable to each investment fund at June 30, 1997 and the changes in net assets for the year then ended are as follows:



                                              Money      International      Asset         Growth
                                             Market         Equity        Allocation      Stock
                                              Fund           Fund            Fund          Fund
                                            ---------    -------------    ----------    ----------
Net assets available for benefits at
  June 30, 1996                             $ 884,985    $   1,518,863    $2,463,403    $3,645,549
Contributions:
  Employees                                   101,486          168,706       191,479       387,393
  Employer match                                   --               --            --            --
  Rollovers                                        --            9,722         8,187        58,881
Net realized and unrealized
  appreciation (depreciation) in
  market value of investments                      --          177,874       179,202      (279,374)
Interest and dividend income                   47,540               --       255,323        49,373
Benefits paid to participants                (104,344)        (153,128)     (342,106)     (338,917)
Administrative fees and expenses               (1,001)            (485)         (765)       (1,249)
Transfers (to) from other funds               (10,129)         (89,084)      (26,928)     (199,036)
                                            ---------    -------------    ----------    ----------
Net assets available for benefits at
  June 30, 1997                             $ 918,537    $   1,632,468    $2,727,795    $3,322,620
                                            ---------    -------------    ----------    ----------
                                            ---------    -------------    ----------    ----------





                                                              U.S.
                                             S&P 500       Treasury        TRC        Employee
                                              Stock       Allocation      Stock         Loan
                                               Fund          Fund          Fund         Fund         Total
                                            ----------    ----------    ----------    --------    -----------
Net assets available for benefits at
  June 30, 1996                             $3,292,175    $  901,192    $1,206,720    $436,338    $14,349,225
Contributions:
  Employees                                    349,750        71,322        28,284          --      1,298,420
  Employer match                                    --            --       459,028          --        459,028
  Rollovers                                     12,268            --            --          --         89,058
Net realized and unrealized
  appreciation (depreciation) in
  market value of investments                1,045,550         7,778      (355,085)         --        775,945
Interest and dividend income                   128,032        55,624            --      45,356        581,248
Benefits paid to participants                 (449,373)      (87,457)      (64,605)    (22,955)    (1,562,885)
Administrative fees and expenses                (1,142)         (225)          (83)         --         (4,950)
Transfers (to) from other funds                428,549       (72,947)      (57,613)     27,188             --
                                            ----------    ----------    ----------    --------    -----------
Net assets available for benefits at
  June 30, 1997                             $4,805,809    $  875,287    $1,216,646    $485,927    $15,985,089
                                            ----------    ----------    ----------    --------    -----------
                                            ----------    ----------    ----------    --------    -----------


                                                                      SCHEDULE I

             TRC COMPANIES, INC. 401(k) RETIREMENT AND SAVINGS PLAN

   ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT JUNE 30, 1998



     Identity of Party                                               Number                      Market
         Involved                   Description of Asset            of Units        Cost          Value
---------------------------    ------------------------------       ---------   -----------   ------------
Merrill Lynch Trust Company    Money Market Fund                    1,038,954   $ 1,038,954   $ 1,038,954
Merrill Lynch Trust Company    International Equity Fund               98,853     1,262,002     1,629,104
Merrill Lynch Trust Company    Asset Allocation Fund                  238,322     2,709,398     3,443,755
Merrill Lynch Trust Company    Growth Stock Fund                      230,164     3,043,780     3,841,437
Merrill Lynch Trust Company    S&P 500 Stock Fund                     272,589     3,993,340     6,484,891
Merrill Lynch Trust Company    U.S. Treasury Allocation Fund           99,359       948,044       933,972
Merrill Lynch Trust Company    TRC Stock Fund                         358,639     1,755,735     1,445,317
Merrill Lynch Trust Company    Employee Loan Fund, bearing
                                 interest at 7 1/4% to 10%
                                 repayable over one to ten years           69       481,779       481,779
                                                                               ------------   -----------
                                                                                $15,233,032   $19,299,209
                                                                                -----------   -----------
                                                                                -----------   -----------


                                                                     SCHEDULE II

             TRC COMPANIES, INC. 401(k) RETIREMENT AND SAVINGS PLAN

 ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED JUNE 30, 1998

Transactions with the same person or the same issue aggregating 5% or more of the current value of Plan assets as of the beginning of the year:



Purchase Transactions:

     Identity of Party                                   Number         Purchase
         Involved             Description of Asset      of Units          Price
---------------------------   --------------------      --------       ----------
Merrill Lynch Trust Company   Money Market Fund            52          $1,332,345
Merrill Lynch Trust Company   Asset Allocation Fund        75             833,637
Merrill Lynch Trust Company   Growth Stock Fund            77             774,241
Merrill Lynch Trust Company   S&P 500 Stock Fund           89           1,660,530
Merrill Lynch Trust Company   TRC Stock Fund               54             575,041




Sales transactions:

    Identity of Party                                   Number                            Sales         Realized
        Involved              Description of Asset     of Units           Cost            Price        Gain/(Loss)
---------------------------   ---------------------    ---------       ----------       ----------     ----------
Merrill Lynch Trust Company   Money Market Fund            52          $1,190,973       $1,190,973     $       --
Merrill Lynch Trust Company   Asset Allocation Fund        59             425,013          523,316         98,303
Merrill Lynch Trust Company   Growth Stock Fund            64             521,168          647,683        126,515
Merrill Lynch Trust Company   S&P 500 Stock Fund           56             796,031        1,256,469        460,438
Merrill Lynch Trust Company   TRC Stock Fund               92             624,841          477,632       (147,209)


The purchase and selling price for each reportable transaction represents its current value at the time of acquisition or disposition. Gains and losses are calculated based upon historical cost whereas gains and losses in the financial statements are calculated based upon revalued cost in accordance with ERISA.

                       Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-70662) of our report dated December 19, 1998 appearing on page 3 of the TRC Companies, Inc. 401(k) Retirement and Savings Plan's Annual Report on Form 11-K for the year ended June 30, 1998. We also consent to the reference to us under the caption "Experts" in such Registration Statement.

/s/ PricewaterhouseCoopers LLP


Hartford, Connecticut
December 28, 1998

                                    Signature

Pursuant to the requirements of the Securities Exchange Act of 1993, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           TRC COMPANIES, INC. 401(k)
                                           RETIREMENT AND SAVINGS PLAN

December 28, 1998                          By    /s/ Harold C. Elston, Jr.
                                             ---------------------------------
                                             Harold C. Elston, Jr.
                                             Senior Vice President,
                                             Secretary and Treasurer